                                  [Triad Logo]

                           TRIAD SYSTEMS CORPORATION
                                3055 TRIAD DRIVE
                          LIVERMORE, CALIFORNIA 94550

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about November 12, 1996, to holders of record of the Common Stock, par value $.001 per share ("Share", collectively the "Shares" or the "Common Stock") of Triad Systems Corporation, a Delaware corporation (the "Company"), at the close of business on or about November 7, 1996. The term "Share" includes the related common stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of December 6, 1993 (the "Rights Agreement"), between the Company and Chemical Trust Company of California, as Rights Agent. You are receiving this Information Statement in connection with the possible election to the Company's Board of Directors (the "Board" or the "Board of Directors") of that number of persons designated by Cooperative Computing, Inc., a Texas corporation ("Parent"), as will give Parent that number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of Directors of the Company), on the Company's Board of Directors equal to the product of the total number of directors on the Board of Directors of the Company multiplied by the percentage that the number of Shares purchased by Parent or any of its subsidiaries pursuant to the Offer (as defined below) bears to the aggregate number of Shares outstanding.

     Parent and its affiliate, CCI Acquisition Corp., a Delaware corporation ("Purchaser"), have commenced a tender offer to purchase all outstanding Shares on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer was disclosed in a Tender Offer Statement on Schedule 14D-1 and Schedule 13D, dated October 23, 1996 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of October 17, 1996 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission on October 23, 1996 pursuant to Section 14(d)(4) of the Exchange Act and the rules promulgated thereunder.

     The Merger Agreement requires the Company, at the request of Parent, to take all action necessary to cause Parent's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Purchaser and Parent commenced the Offer on October 23, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 20, 1996, unless extended in accordance with its terms.

     The information contained in this Information Statement concerning Purchaser and Parent and their respective board designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of September 30, 1996, there were 17,749,158 Shares issued and outstanding. The Board presently consists of five members, and there are currently no vacancies on the Board. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by Parent or any of its subsidiaries of such number of Shares which represents at least 51% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board) as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (a) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (b) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by increasing the size of the Board or using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees promptly to be so elected, provided that no such action shall be taken which would result in there being, prior to the consummation of the Merger, less than two directors of the Company that are not affiliated with Parent. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time (as defined in the Merger Agreement) of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Directors" means (i) each member of the Board on the date of the Merger Agreement who voted to approve the Merger Agreement and (ii) any successor to any Continuing Director who was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board.

     It is expected that Parent's designees may assume office at any time following the purchase of Shares by Purchaser pursuant to the Offer, which purchase may not be consummated prior to midnight on Wednesday, November 20, 1996 and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Board of Directors will consist of persons who are not Parent's designees, the Company expects such persons shall be Continuing Directors.

     Parent's designees will be selected by Parent from among the individuals listed below. The Company has been informed that each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States, and, except as indicated otherwise, the business address of each person is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

                                                    PRESENT PRINCIPAL OCCUPATION
           NAME, AGE AND                            OR EMPLOYMENT AND FIVE-YEAR
         BUSINESS ADDRESS                                EMPLOYMENT HISTORY
         ----------------                           ----------------------------
Glenn E. Staats* (52)..............    Chairman of the Board, Cooperative Computing, Inc.
6207 Bee Cave Road                     (1985-present); Director, President and Chief
Austin, Texas 78146                    Executive Officer, Cooperative Computing, Inc.
                                       (1976-present)

Preston W. Staats, Jr.* (54).......    Director, Secretary and Executive Vice President,
6207 Bee Cave Road                     Cooperative Computing, Inc. (1978-present)
Austin, Texas 78146

Thomas O. Hicks (50)...............    Chairman of the Board and Chief Executive Officer,
                                       Hicks, Muse, Tate & Furst Incorporated (1989-present)

Lawrence D. Stuart, Jr. (52).......    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (October 1995-present); Managing
                                       Partner -- Dallas Office, Weil, Gotshal & Manges LLP
                                       (1988-September 1995)

John R. Muse (45)..................    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (1989-present)

Charles W. Tate (52)...............    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (1991-present)

Jack D. Furst (37).................    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (1989-present)

Alan B. Menkes (37)................    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (April 1996-present); Vice
                                       President, Hicks, Muse, Tate & Furst Incorporated
                                       (1992-1996); The Carlyle Group (1988-1992)

Michael J. Levitt (38).............    Managing Director and Principal, Hicks, Muse, Tate &
                                       Furst Incorporated (April 1996-present); Managing
                                       Director and Deputy Head of Investment Banking, Smith
                                       Barney Inc. (1993-1996); Morgan Stanley & Co.
                                       (1986-1993)

---------------

* Glenn E. Staats and Preston W. Staats, Jr. are brothers.

  DIRECTORS OF THE COMPANY

     The Company's Certificate of Incorporation provides that there shall be three classes of directors of as nearly equal size as reasonably possible, each class being elected for a three-year term and only one class being elected each year. The total number of directors is fixed by the Board of Directors pursuant to authority granted it under the Company's By-Laws. The Board of Directors is presently comprised of five directors, one of whom is a salaried employee of the Company. The current terms of the Class I, Class II and Class III directors expire at the 1997, 1998 and 1999 Annual Meetings, respectively.

     Set forth below is certain information concerning the Company's directors, including their classes and terms, ages, present principal occupations and business experience during the past five years and the period during which they have served as directors. The business address of each director is 3055 Triad Drive, Livermore, California 94550.

                                         PRINCIPAL OCCUPATION                           DIRECTOR
        NAME                            DURING LAST FIVE YEARS                    AGE    SINCE
        ----                            ----------------------                    ---   --------
CLASS I DIRECTOR WHOSE TERM EXPIRES AT THE 1997 ANNUAL MEETING OF STOCKHOLDERS:

William W. Stevens...  Chairman of the Board of the Company since 1972. Founder   65      1972
                       of the Company and President and Chief Executive Officer
                       from inception until September 1985.

                                         PRINCIPAL OCCUPATION                           DIRECTOR
        NAME                            DURING LAST FIVE YEARS                    AGE    SINCE
        ----                            ----------------------                    ---   --------
CLASS II DIRECTORS WHOSE TERMS EXPIRE AT THE 1998 ANNUAL MEETING OF STOCKHOLDERS:

Henry M. Gay.........  Director of the Company. Founder of the Company and Vice   72      1972
                       President, Marketing until 1980. Secretary from 1972 to
                       September 1987. Also a director of Silicon Valley Bank.

Richard C. Blum......  Director of the Company. President and Chairman of         61      1992
                       Richard C. Blum & Associates, L.P. Also a director of
                       Northwest Airlines Corporation, URS Corporation and
                       National Education Corporation.

CLASS III DIRECTORS WHOSE TERMS EXPIRE AT THE 1999 ANNUAL MEETING OF STOCKHOLDERS:

James R. Porter......  President and Chief Executive Officer of the Company       60      1985
                       since 1985. Also a director of Brock Control Systems and
                       Silicon Valley Bank.

George O. Harmon.....  Director of the Company. President and Chief Executive     73      1986
                       Officer of Harmon Associates International, Inc. Also a
                       director of Interscience Inc. and various privately held
                       companies.

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the fiscal year ended September 30, 1996, the Board of Directors held 5 meetings. During the 1996 fiscal year, each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of committees of the Board of Directors on which he served which were held during the periods in which such director served.

     The Board of Directors has an Audit Committee and a Compensation Committee.

     Messrs. Gay, Harmon and Porter are the members of the Audit Committee, which held one meeting during the fiscal year ended September 30, 1996. The functions of the Audit Committee include recommending to the Board of Directors, subject to stockholder approval, the independent accountants, reviewing and approving the planned scope of the annual audit, proposed fee arrangements and the results of the annual audit, reviewing the adequacy of accounting and financial controls, reviewing the independence of the independent accountants, approving all assignments to be performed by the independent accountants and instructing the independent accountants, as deemed appropriate, to undertake special assignments.

     Messrs. Stevens, Gay and Harmon are the members of the Compensation Committee, which held one meeting during the fiscal year ended September 30, 1996. The Compensation Committee reviews and recommends salaries for corporate officers and key employees. In addition, the Compensation Committee administers the Company's Amended and Restated 1982 Stock Option Plan, although the Board retains the authority to grant stock options pursuant thereto, and administers the 1990 Employee Stock Purchase Plan and the Amended and Restated Outside Directors' Stock Option Plan. For additional information concerning the Compensation Committee, see "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION."

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company receive reimbursement of expenses and an annual retainer fee of $10,000, plus $1,000 for each meeting of the Board of Directors and $500 for each separate meeting of committees of the Board of Directors which they attend, in compensation for their services as members of the Board of Directors of the Company.

     The Triad Systems Corporation Amended and Restated Outside Directors' Stock Option Plan (the "Directors Plan") provides for the granting of nonqualified stock options (that is, options which are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code) to directors of the Company who are not employees of the Company. A total of 100,000 Shares were reserved for issuance under the Directors Plan, of which none currently remain available for grant. Unless the Directors Plan is amended to increase the number of Shares reserved for issuance and to extend the period during which options can be granted under the Directors Plan, no additional options can be granted under the Directors Plan.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning the executive officers of the Company:

               NAME                  AGE                          POSITION
               ----                  ---                          --------
James R. Porter....................  60      President, Chief Executive Officer, and Director

Shane Gorman.......................  53      Executive Vice President, Automotive Operations

Dan F. Dent........................  49      Vice President and General Manager, Customer
                                             Support Services Division

Thomas A. King.....................  52      Vice President, Product Development and
                                             Manufacturing

Stanley F. Marquis.................  53      Vice President, Finance, Chief Financial Officer,
                                             Corporate Secretary and Treasurer; President,
                                             Triad Systems Financial Corporation.

M. Edward Molkenbuhr...............  49      Vice President and General Manager, Service Dealer
                                             Division

Thomas J. O'Malley.................  61      Vice President, Administration

Chad A. Schneller..................  55      Vice President, Hardlines and Lumber Operations

Bruce M. Blanco....................  47      Corporate Controller and General Manager, Triad
                                             Systems Financial Corporation

Patrick J. Bormann.................  40      General Manager, Automotive Distributor Systems

     Mr. Porter joined the Company as President and Chief Executive Officer and was elected as a director of the Company in September 1985.

     Mr. Gorman joined the Company as a sales representative in 1972 and has held several progressive management positions, including General Manger, Automotive Division, General Manager, Dental Division and Vice President and General Manager, Automotive Division. He became Executive Vice President in September 1992.

     Mr. Dent joined the Company in January 1993 as Director of Field Operations and became General Manager, Customer Support Services Division in October 1994. He was promoted as Vice President and General Manager, Customer Support Services Division in October of 1995. Prior to joining Triad, he was Vice President, Customer Support Services at The Ultimate Corporation from July 1991 to December 1992.

     Mr. King joined the Company in April 1989 as Vice President, Product Development and became Vice President, Product Development and Manufacturing in October 1993.

     Mr. Marquis joined the Company in January 1980 as Director of Triad Systems Financial Corporation. In August 1983 he was elected President, Triad Systems Financial Corporation and in September 1987 he was elected Treasurer of the Company. In December 1994 he was promoted to Vice President, Finance, Chief Financial Officer and became Corporate Secretary.

     Mr. Molkenbuhr joined the Company in September 1993 as Vice President and General Manger of the Company's new Service Dealer Division. Prior to joining the Company, he served as President and Chief Executive Officer of Amicus Information Services from November 1992 to May 1993. From January 1983 to November 1992, he served in a number of key senior positions with ADP, Inc. where his most recent position was Senior Vice President of Data Services.

     Mr. O'Malley joined the Company in January 1981 as Director of Administration and was elected Vice President, Administration in August 1983.

     Mr. Schneller joined the Company as Vice President and General Manager, Hardlines and Lumber Division in July 1994. Prior to joining the Company, he served as President and Chief Executive Officer of Harvest Software from January 1991 to December 1993.

     Mr. Blanco joined the Company in April 1984 as Financial Manager of Triad Systems Financial Corporation. In January 1985 he was promoted to Revenue Systems Manager. He has been the Controller since May 1988. In October 1996 he assumed the responsibilities of General Manager of Triad Systems Financial Corporation.

     Mr. Bormann joined the Company in September 1978 as a Marketing Applications Representative and has progressed through a series of sales, support, marketing and customer service assignments. In February 1991, he assumed complete responsibility for Warehouse Systems operations and was promoted to General Manager, Warehouse Systems in October 1995. In October 1996 he was promoted to General Manager, Automotive Distributor Systems.

     Officers serve at the discretion of the Board of Directors. There is no understanding between any of the Company's officers and any other person pursuant to which such officer is or was to be selected.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of October 31, 1996, with respect to the beneficial ownership of Shares by (i) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding Shares, (ii) each director of the Company, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of September 30, 1996 whose total annual compensation for the year ended September 30, 1996 exceeded $100,000, and (iv) all executive officers and directors of the Company as a group.

                                                        AMOUNT AND NATURE OF
                 NAME AND ADDRESS OF                    BENEFICIAL OWNERSHIP
                   BENEFICIAL OWNER                       OF COMMON STOCK          PERCENT OF CLASS(1)
                 -------------------                    --------------------       -------------------
Richard C. Blum.......................................        2,008,159(3)                 10.9%
  909 Montgomery Street, Suite 400
  San Francisco, California 94133

Gabelli Funds, Inc. ..................................        1,850,800(4)                 10.0%
  One Corporate Center
  Rye, New York 10580-1434

Pioneering Management Corporation.....................        1,237,950(5)                 6.72%
  60 State Street
  Boston, MA 02109

James R. Porter.......................................          958,200(6)                  5.1%
  3055 Triad Drive
  Livermore, CA 94550

William W. Stevens....................................          430,340(7)                  2.3%

Henry M. Gay..........................................           90,397(8)                     (2)

George O. Harmon......................................           40,001(9)                     (2)

Shane Gorman..........................................          235,288(10)                 1.3%

Chad A. Schneller.....................................           40,500(11)                    (2)

Thomas A. King........................................          246,000(12)                 1.3%

Stanley F. Marquis....................................          151,294(13)                    (2)

All Executive Officers and Directors as a Group.......        4,443,060(14)                22.9%

---------------

 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable.

 (2) Less than 1%.

 (3) Includes 10,001 Shares subject to options vested and exercisable within 60 days of October 31, 1996. Of these shares, (a) The Common Fund for Nonprofit Organizations, 450 Post Road East, Westport, Connecticut 06881-0909, beneficially owns 1,111,111 Shares, representing 6% of the Common Stock; (b) BK Capital Partners IV, L.P. beneficially owns 275,936 Shares, representing 1.5% of the Common Stock; (c) BK Capital Partners III, Limited Partnership beneficially owns 500,000 Shares, representing 2.7% of the Common Stock; and (d) BK Capital Partners II, a California limited partnership ("BK II") beneficially owns 111,111 Shares, representing 0.6% of the Common Stock. By reason of advisory and other relationships with the foregoing persons, Richard C. Blum and Richard C. Blum & Associates, L.P. ("RCBA") may be deemed to be indirect beneficial owners of all such Shares and Richard C. Blum and RCBA each have sole power to dispose of all of such Shares. The address of RCBA is 909 Montgomery Street, San Francisco, California 94133, and the address of BK Capital Partners IV, L.P., BK Capital Partners III, Limited Partnership and BK II is c/o Richard C. Blum & Associates, L.P., 909 Montgomery Street, San Francisco, California 94133. Mr. Blum and each of the entities referenced in clauses (a) through (d) of the preceding sentence entered into a Stockholders Agreement, dated October 17, 1996, among Parent, Purchaser and certain selling stockholders (the "Stockholders Agreement"), pursuant to which such persons agreed, among other things, to tender all Shares beneficially owned by them in accordance with the terms of the Offer.

 (4) Includes 204,900 Shares, representing 1% of the Common Stock, held by Gabelli Performance Partnership, 117,000 Shares, representing 0.6% of the Common Stock, held by Gabelli Funds, Inc., 13,000 Shares, representing .07% of the Common Stock, held by Gabelli International Limited II, 656,300 Shares, representing 3.6% of the Common Stock, held by Gabelli Associates Fund, 20,000 Shares, representing 0.1% of the Common Stock, held by Gabelli Associates Limited and 839,600 Shares, representing 5% of the Common Stock, held by GAMCO Investors Inc., 79,000 Shares of which GAMCO Investors, Inc. has no power to vote.

 (5) Includes 390,000 Shares, representing 2% of the Common Stock, held by Pioneer Small Company Fund, and 847,950 Shares, representing 5% of the Common Stock, held by Pioneer Capital Growth Fund. The investment adviser of both funds is Pioneering Management Corporation.

 (6) Includes 349,736 Shares subject to options vested and exercisable within 60 days of October 31, 1996. Mr. Porter entered into the Stockholders Agreement, pursuant to which he agreed, among other things, to tender all Shares beneficially owned by him in accordance with the terms of the Offer.

 (7) Includes 423,690 Shares held as tenant-in-common with Virda J. Stevens, of which 6,650 Shares are held as custodian for Jean Stevens. Mr. Stevens entered into the Stockholders Agreement, pursuant to which he agreed, among other things, to tender all Shares beneficially owned by him in accordance with the terms of the Offer.

 (8) Includes 50,396 Shares held by Henry M. Gay and his wife, as trustees of a family trust, and 40,001 Shares subject to options vested and exercisable within 60 days of October 31, 1996. Mr. Gay entered into the Stockholders Agreement, pursuant to which he agreed, among other things, to tender all Shares beneficially owned by him in accordance with the terms of the Offer.

 (9) Includes 40,001 Shares subject to options vested and exercisable within 60 days of October 31, 1996. Mr. Harmon entered into the Stockholders Agreement, pursuant to which he agreed, among other things, to tender all Shares beneficially owned by him in accordance with the terms of the Offer.

(10) Includes 78,500 Shares subject to options vested and exercisable within 60 days of October 31, 1996.

(11) Includes 40,000 Shares subject to options vested and exercisable within 60 days of October 31, 1996.

(12) Includes 200,000 Shares subject to options vested and exercisable within 60 days of October 31, 1996.

(13) Includes 99,869 Shares subject to options vested and exercisable within 60 days of October 31, 1996.

(14) Includes 1,012,608 Shares subject to options vested and exercisable within 60 days of October 31, 1996.

     Voting Agreement Between the Company and the RCBA Group. At the record date for any meeting of the Company's stockholders, if RCBA, its affiliates and accounts that it manages or advises (the "RCBA Group"), beneficially own voting stock of the Company in excess of certain specified limits, then the voting stock in excess of those limits is to be voted with respect to nominees to the Board of Directors and all other matters in accordance with the recommendations of the Board of Directors, except that the RCBA Group retains all voting authority with respect to certain business combinations resulting in a change of control, any recapitalization or similar transaction, and the sale of all or substantially all of the Company's assets. At the present time, the RCBA Group does not own voting stock in excess of the limits specified in such voting agreement. The voting agreement terminates upon the later of August 3, 1997 or such time as the RCBA Group no longer beneficially owns voting stock or equity securities in an amount that exceeds certain thresholds specified in the voting agreement.

                    EXECUTIVE COMPENSATION AND OTHER MATTERS

     The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company, as of September 30, 1996, whose total annual compensation for the fiscal year ended September 30, 1996 exceeded $100,000, for services in all capacities to the Company and its subsidiaries during each of the fiscal years ended September 30, 1994, 1995 and 1996:

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                    ----------------------------------------------
                                                                   BONUS
                                                          ------------------------        ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR      SALARY      PERFORMANCE     OTHER(1)     COMPENSATION(2)
----------------------------------  ----     --------     -----------     --------     ---------------
James R. Porter                     1996     $298,864      $  70,969            --         $ 2,850
  President and Chief Executive     1995      300,000        155,216      $100,074           2,984
  Officer                           1994      300,000        150,734        97,295           4,636

Chad A. Schneller                   1996      180,000        173,690            --           3,000
  Vice President                    1995      180,000         89,982            --           3,750
  Hardlines and Lumber              1994       32,500         48,750            --             450
  Operations

Thomas A. King                      1996      185,004         34,188            --           3,000
  Vice President,                   1995      185,004         57,371            --           3,584
  Product Development               1994      185,004         60,644            --           4,808
  and Manufacturing

Shane Gorman                        1996      195,000         19,078            --           1,995
  Executive Vice President          1995      195,000         76,985        43,290           2,979
  Automotive Operations             1994      195,000         97,978        23,498           5,128

Stanley F. Marquis                  1996      170,004         34,357            --           3,000
  Vice President, Finance           1995      166,879         66,556        18,281           3,848
  Chief Financial Officer           1994      155,004         65,666         2,925           4,065
  Corporate Secretary and
  Treasurer; President, Triad
  Systems Financial Corporation

---------------

(1) Represents bonus paid with the exercise of stock options granted before 1987. The bonuses paid were in an amount equal to 30% of the excess of $2.50 per share over the option exercise price.

(2) Represents matching contributions by the Company to the named officers' 401(k) savings and incentive plans.

     During the fiscal year ended September 30, 1996, there were no option grants to the Chief Executive Officer of the Company or to any of the four other most highly compensated executive officers. The following table provides information concerning exercises of options to purchase Shares in the fiscal year ended September 30, 1996, and unexercised options held as of September 30, 1996, by the persons named in the Summary Compensation Table:

             AGGREGATE OPTION EXERCISES AND FISCAL YEAR-END VALUES

                                                                                            VALUE OF UNEXERCISED
                                                           NUMBER OF UNEXERCISED            IN-THE-MONEY OPTIONS
                            SHARES                           OPTIONS AT 9/30/96                AT 9/30/96(2)
                           ACQUIRED         VALUE       ----------------------------    ----------------------------
          NAME            ON EXERCISE    REALIZED(1)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
          ----            -----------    -----------    -----------    -------------    -----------    -------------
James R. Porter..........                                 349,736                        $ 826,270
Chad A. Schneller........                                  40,000          60,000           25,000        $37,500
Thomas A. King...........    5,000         $ 5,938        200,000                          341,875
Shane Gorman.............                                  78,500                          168,250
Stanley F. Marquis.......                                  99,869                          224,795

---------------

(1) A bonus paid in connection with the exercise of certain stock options has been excluded from Values Realized and Year-End Values. See the column entitled "Bonus -- Other" in the Summary Compensation Table for information regarding such bonus paid in the year ended September 30, 1996.

(2) Valuation based on the difference between the option exercise price and the closing sales price of the Common Stock on September 30, 1996, the last trading day of the fiscal year (which was $5.38 per share, as reported by the NASDAQ National Market System).

TERMINATION AND CHANGE-OF-CONTROL ARRANGEMENTS

     In January, 1989, the Board of Directors determined that in the event of a change of control of the Company, employees, including executive officers, would be entitled to certain severance benefits in the event their employment were terminated. A formal severance policy, including the elements previously approved by the Board in 1989, was adopted for employees, including executive officers, in October, 1996.

     Under the Company's current policy, a change in control is defined as (i) a merger or consolidation in which the stockholders of the Company before the merger or consolidation do not retain at least a majority of the beneficial interest in the voting stock of the surviving corporation, (ii) the sale of all or substantially all of the Company's assets, and/or (iii) the direct or indirect sale or exchange by the stockholders of the Company of more than 50% of the stock of the Company to person(s) or entity(ies), other than the Company or any subsidiary or employee benefit plan of the Company.

     Should there occur such a change in control and an executive officer's employment be involuntarily terminated within 12 months following such change of control, the officer will become entitled to the following severance benefits:

     (1) all options then held by the officer will immediately accelerate and become fully exercisable; and

     (2) minimum severance pay in an aggregate amount equal to twelve times the executive officer's monthly salary in effect on the date of termination, plus the total bonus compensation paid for services rendered in the immediately preceding fiscal year, which amount shall be payable during the twelve month period following the date of termination, in twenty-four successive biweekly payments, net of federal and state tax withholdings; and

     (3) all employee benefits which the officer was entitled to receive immediately prior to the date of termination, for a period of twelve months following the date of termination.

     Involuntary termination is defined to include, without limitation, a change in duties and functions with respect to an executive officer's position which results in the officer not maintaining an equivalent or greater role in the management of the Company as that performed by the officer prior to the change in control.

     Options granted under the Company's Amended and Restated 1982 Stock Option Plan, 1990 Employee Stock Purchase Plan and Amended and Restated Outside Directors' Stock Option Plan contain provisions pursuant to which unexercised options may become fully vested and fully exercisable immediately prior to a "change of control" as defined above, and terminate to the extent they are not exercised as of consummation of the change of control.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors sets the base salary of the Company's executive officers and approves bonus programs for executive officers. Option grants to executive officers are made by the Compensation Committee. The following is a summary of policies of the Committee that affected the compensation paid to executive officers, as reflected in the tables set forth elsewhere in this Information Statement.

GENERAL COMPENSATION POLICY

     The Committee's overall policy is to offer the Company's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of the Company and their contribution to that performance. One of the Committee's primary objectives is to have a substantial portion of each executive officer's compensation be contingent upon the Company's performance as well as the executive officer's individual performance. Each executive officer's compensation package is comprised of three elements:
(i) base salary which reflects individual performance and salary levels in the industry, (ii) annual variable performance awards payable in cash and tied to the achievement of annual financial performance goals established by the Committee, and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders. Generally, as an executive officer's level of responsibility increases, a greater portion of compensation will be dependent upon the Company's financial performance and stock price appreciation.

     The Company has considered the potential impact of Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended, adopted under the federal Revenue Reconciliation Act of 1993. Section 162(m) disallows a tax deduction by any publicly-held corporation for individual remuneration exceeding $1 million in any taxable year for any of the executive officers named in the Summary Compensation Table, unless such excess compensation is performance-based. Since the targeted cash compensation of each of the executive officers identified in the Summary Compensation Table is well below the $1 million threshold and the Company believes that any options granted under the Company's Amended and Restated 1982 Stock Option Plan and 1990 Employee Stock Purchase Plan will be excluded from the executive officer's remuneration for purposes of Section 162(m), the Committee believes that Section 162(m) will not reduce the tax deductions available to the Company. The Company's policy is to qualify to the extent reasonable its executive officers' compensation for deductibility under applicable tax laws.

FACTORS

     The primary factors taken into account in establishing each executive officer's compensation package for the 1996 fiscal year are summarized below. The relative weight given to each factor varied with each individual in the sole discretion of the Committee. The Committee, in its discretion, may apply entirely different factors to each individual's compensation, such as varying the attainment criteria based on expected performance of a growth business versus a mature business.

BASE SALARY

     The base salary for each officer is set on the basis of personal performance, the salary levels in effect for similarly-situated executives at high technology companies in the Company's geographic area with whom the Company competes to hire and retain executives (with the respective executive officer's salaries generally set to correspond with the executive's experience and performance level) and internal comparability considerations. As a general matter, year-to-year adjustments to each executive officer's base salary are based upon personal performance for the year, changes in the general level of base salaries of persons in positions comparable to that of the executive officer within the industry and prior salary adjustments. The Company's fiscal 1995 financial performance was also a factor in establishing base salary increases for fiscal 1996. After taking these factors into account, base compensation was held at 1995 base salary levels for all but two executive officers. In aggregate the base salaries for executive officers increased 0.1% for fiscal 1996.

ANNUAL INCENTIVE COMPENSATION

     In setting annual bonus compensation, the Committee considered the historical, aggregate executive compensation for each executive officer, the aggregate compensation paid to similarly-situated executives at high technology companies in the Company's geographic area with whom the Company competes to hire and retain executives and the Company's fiscal 1995 financial performance. Annual bonuses are earned by each executive officer on the basis of the Company's achievement of corporate performance targets established by the Committee at the start of the fiscal year. The individual bonus targets for fiscal 1996 were based on percentages of base salary tied to attainment of designated achievement targets. The Committee-approved achievement targets were based on revenue and operating contributions at the corporate, division and segment levels, varying by executive officer in light of the differing positions and responsibilities of each executive officer.

LONG-TERM STOCK-BASED INCENTIVE COMPENSATION

     Stock option grants are reviewed annually by the Committee. Grants in a particular year are designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant generally allows the executive officer to acquire shares of the Company's common stock at a fixed price per share (the market price on the grant date) over a ten year period, thus providing a return to the executive officer only if the market price of the shares appreciates over the option term. Options granted to executive officers generally vest at the rate of 20% per year and become fully vested after five years. The size of the option grant to each executive officer, including the Chief Executive Officer, is set at a level which is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the size of comparable grants made to individuals in similar positions in the industry, the individual's personal performance in recent periods and the number of options held by the individual at the time of grant. The relative weight given to these factors varies with each individual in the sole discretion of the Committee.

STOCK OWNERSHIP BY MANAGEMENT

     The Committee believes stock ownership further aligns executive officers' interests with those of the Company's shareholders. Consistent with this philosophy, the Company previously established a policy that executive officers of the Company are to own stock equivalent to the following compensation standards within a three-year period, measured from October 1, 1993:
President -- stock ownership equivalent to two times 1993 total compensation (salary plus cash bonus); Executive Vice President and Vice President -- stock ownership equivalent to the respective 1993 total compensation; and Other Officers -- stock ownership equivalent to the respective 1993 base salary. Hires subsequent to October 31, 1993 at the officer level must meet the respective stock ownership level within five years from the date of hire, based on the first full fiscal year's compensation after hire or promotion. Six of the current executive officers are required to meet the stock ownership target by October 1, 1997. As of October 1, 1996, all six had achieved the target.

CEO COMPENSATION

     In setting the compensation payable to the Company's Chief Executive Officer, James R. Porter, the Committee sought to be competitive with high technology companies in the Company's geographic area, while at the same time assuring that a significant percentage of such compensation was tied to Company's financial performance and stock price appreciation.

     The Committee established Mr. Porter's base salary in the same manner and applying the same criteria that it used generally to establish the base salaries of the other executive officers. Accordingly, in setting Mr. Porter's base salary, the Committee considered his personal performance for the year, changes in the general level of base salaries of CEOs at high technology companies in the Company's geographic area, prior salary adjustments and corporate performance factors.

     The remaining component of Mr. Porter's 1996 fiscal year compensation was dependent upon achieving certain corporate performance targets as set forth in his Committee-approved bonus plan. The amount of any cash bonus to be paid to him for the 1996 fiscal year was dependent upon the Company's attainment of performance factors tied to its levels of revenue and operating income.

     Submitted by the Compensation Committee of the Company's Board of
Directors:

                                            William W. Stevens
                                            Henry M. Gay
                                            George O. Harmon

                        COMPARISON OF STOCKHOLDER RETURN

     Set forth below are line graphs comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the Standard & Poor's 500 Index and a composite index comprised of the Standard & Poor's (S&P) Software and Service Index and the S&P Computer Index (i) for the period commencing on September 30, 1991 and ending on September 30, 1996, and (ii) for the period commencing on September 30, 1985 and ending on September 30, 1996.

                        STOCKHOLDER RETURNS 1991-1996(2)

         MEASUREMENT PERIOD              TRIAD SYSTEMS                          COMBINED IN-
        (FISCAL YEAR COVERED)             CORPORATION       S&P 500 INDEX          DEX(1)
1991                                                 100                100                100
1992                                              167.86             111.05             103.11
1993                                              150.00             125.49             109.40
1994                                              132.14             130.11             137.56
1995                                              164.29             168.82             199.61
1996                                              153.57             203.14             275.55

     In the following graph, the Company has presented comparative stockholder return information over the period from September 30, 1985, the year James R. Porter joined the Company as Chief Executive Officer, through September 30, 1996. During 1989, the Company faced an unsuccessful hostile takeover attempt and effected a stockholder-approved Plan of Recapitalization paying $15.00 per share in cash to all stockholders.

                        STOCKHOLDER RETURNS 1985-1996(2)

         MEASUREMENT PERIOD              TRIAD SYSTEMS                          COMBINED IN-
        (FISCAL YEAR COVERED)             CORPORATION       S&P 500 INDEX          DEX(1)
1985                                                 100                100                100
1986                                              112.70             131.60             119.97
1987                                              169.84             188.67             173.34
1988                                              190.48             165.22             125.34
1989                                              273.20             219.75             142.87
1990                                              115.03             199.44             105.99
1991                                              201.31             261.60             140.66
1992                                              339.91             290.50             150.55
1993                                              301.96             328.28             168.96
1994                                              266.01             340.38             209.28
1995                                              330.71             441.62             304.05
1996                                              309.15             532.04             425.21

(1) The Combined Index was calculated by the Company by weighting equally the S&P Computer Index and the S&P Software and Service Index, as prepared by Standard & Poor's Compustat Services, Inc.

(2) Assumes that $100.00 was invested on September 30, 1991 and September 30, 1985, respectively, at the closing sales price of Shares and in each index, and that all dividends were reinvested. Returns are measured through the last trading day of each of the Company's fiscal years. No cash dividends have been declared on the Company's Common Stock, except a cash payment of $15.00 per share that was paid on the Company's Common Stock in connection with the Company's recapitalization in August 1989 and is assumed to have been reinvested. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

    Stockholder returns presented in the performance graphs are generally not necessarily indicative of future results. The higher the baseline stock price, the less volatile the graphic presentation of fluctuations; therefore, the Company's stock value when compared to S&P 500 and the Combined Index, can fluctuate more broadly and changes can appear exaggerated in a graphic presentation.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     William W. Stevens, Henry M. Gay and George O. Harmon served as members of the Board of Directors' Compensation Committee during fiscal 1996. Mr. Stevens was President and Chief Executive Officer of the Company from inception until September 1985. Mr. Gay was Vice President, Marketing from inception until 1980 and Secretary from 1972 to September 1987.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires the Company's executive officers, directors and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the Commission initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership on Forms 4 and 5 with respect to the Company's Common Stock. Such officers, directors and greater-than-10% beneficial owners are also required by Commission rules to furnish the Company with copies of all Section 16(a) reports they file with the Commission.

     Based solely on a review of copies of such forms received by the Company, and written representations from certain reporting persons that no other reports were required for such persons, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater-than-10% beneficial owners were complied with during the fiscal year ended September 30, 1996.

                            COMMENCEMENT OF SERVICE

     None of Parent's Board designees will begin serving as directors of the Company until at least ten days after the date this Information Statement is filed with the Commission and mailed to the Company's stockholders of record.

                               [TRIAD LETTERHEAD]

November 12, 1996

Dear Triad Stockholders:

Enclosed is a copy of the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"). Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 17, 1996 between the Company, Cooperative Computing, Inc. ("CCI") and CCI Acquisition Corp., an affiliate of CCI ("CCI Acquisition"), CCI Acquisition commenced a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock at $9.25 per share on October 23, 1996. The Offer is scheduled to expire on November 20, 1996. Pursuant to the Merger Agreement, CCI has the right to appoint a majority of the Company's Board of Directors. The Company expects that CCI will exercise this right shortly after the consummation of the Offer. This Information Statement is required to be sent to all stockholders in advance of a change in the majority of the Board of Directors of the Company without a meeting of the Company's stockholders.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. No proxies are being solicited and you are requested not to send the Company a proxy. However, you are urged to read this Information Statement carefully.

On behalf of the Board of Directors and officers of the Company, thank you for your continued interest in the affairs of the Company.

Very best wishes,

/s/ JAMES R. PORTER
-------------------
James R. Porter
President and Chief Executive Officer